

July 9, 2010

Mr. Franco Bernabè
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re: Telecom Italia S.p.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 21, 2010**
> **File No. 1-13882**

Dear Mr. Bernabè:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings, except as noted in the first comment below. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. Although you have presented a consolidated statement of financial position for January 1, 2008, which is referenced in the first paragraph of your auditors' report, we note that it is omitted from the third paragraph of the report. It appears to us that all three of the statements of financial position should be covered by the auditors' report. Please ask your auditors to revise the report or advise.

Note 2 – Accounting Policies, page F-14

Revenues, page F-24

2. Tell us and disclose the nature of the services, whereby you recognize revenue at the gross amount billed to the customer as compared to the net commission received from the content provider.

Note 9 – Deferred Tax Assets and Deferred Tax Liabilities, page F-51

3. Explain for us in more detail the transaction in which you decided to adjust the tax basis of certain asset and liabilities at January 1, 2009. Clarify why the net deferred tax assets will reverse over the next four years.

Note 23 – Employee Benefits, page F-96

4. We note that you have used both the Traditional Unit Credit Method and the Projected Unit Credit Method to calculate portions of your employee severance indemnities. Tell us the reason that you utilize two different methods and how you considered the guidance in paragraph 64 of IAS 19.

Note 45 – Related Party Transactions, page F-135

Indefeasible Right of Use (IRU) between the Telecom Group and the Telefónica group, page F-148

5. Tell us and disclose how you accounted for the reciprocal exchange of capacity with the Telefónica group. Clarify whether you have other capacity swap agreements with unrelated parties and, if so, your accounting treatment.

Note 46 – Stock Option and Performance Share Granting Plans of the Telecom Italia Group, page F-151

Performance Share Granting Plan – Telecom Italia S.p.A., page F-156

6. Tell us why a portion of the performance shares are recognized as "investments in subsidiaries" instead of as an expense in your consolidated income statements.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director